UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38484

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SPIRIT OF TEXAS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

___________________________

1836 Spirit of Texas Way

Conroe, TX 77301

(936) 521-1836

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

[Signature page follows]

Pursuant to the requirements of the Securities Exchange Act of 1934, Spirit of Texas Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIMMONS FIRST NATIONAL CORPORATION, as successor to Spirit of Texas Bancshares, Inc.

Date: April 18, 2022	By:	/s/ James M. Brogdon
	Name:	James M. Brogdon
	Title:	Executive Vice President, Chief Financial Officer and Treasurer